September 29, 2010
Via EDGAR
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
SEC File No. 001-13326
Dear Ms. Collins:
     We are writing to acknowledge receipt of the comment letter dated September 17, 2010 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding the above referenced periodic filings. As discussed and agreed upon with the Staff, we will be responding to the Letter by the close of business on Friday, October 8, 2010.

Sincerely,
/s/ Mark R. Sullivan
Mark R. Sullivan
General Counsel, Chief Compliance Officer and Secretary

cc:          Steven Abrams, Pepper Hamilton